November 6, 2014

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kamyar Daneshvar, Attorney Advisor

Re: Axalta Coating Systems Ltd. Registration Statement on Form S-1 File No. 333-198271

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between October 30, 2014 and the date hereof the number of Preliminary Prospectuses dated October 30, 2014, which were furnished to 14 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 8,390.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 10:00 a.m., Eastern time, on Monday, November 10, 2014 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Shawn Munday
Name: Shawn Munday
Title: Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Rich Cohn
Name: Rich Cohn
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Brad Miller
Name: Brad Miller
Title: Managing Director

By:	/s/ Isobel Van Daesdonk
Name: Isobel Van Daesdonk
Title: Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name: Geoffrey Paul
Title: Executive Director